Office of the General Counsel	One American Road
Stacy P. Thomas	Room 1034 WHQ
(313) 594-9877	Dearborn, Michigan 48126
(313) 248-7613 (Fax)
sthomas8@ford.com

March 7, 2006
VIA FACSIMILE AND EDGAR
William Friar
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Ford Motor Credit Company
Registration Statement on Form S-4
File No. 333-128368 (the “Registration Statement”)
     Dear Mr. Friar:
          Pursuant to Rule 477 promulgated under the Securities Act of 1933, Ford Motor Credit Company (“Ford Credit”) hereby applies for the withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission on September 16, 2005 and amended on October 7, 2005. The Registration Statement, which was not made effective, was filed in connection with the proposed exchange offer by Ford Credit for certain debt securities issued by The Hertz Corporation. Ford Credit elected not to pursue the transaction described in the Registration Statement, and no offer to exchange securities as described in the registration statement was made by Ford Credit, nor were any such securities exchanged.
          Please do not hesitate to call the undersigned at (313) 594-9877 with any questions you may have regarding this letter.

Very truly yours,

Ford Motor Credit Company

By:	/s/ Stacy Thomas
Name: Stacy Thomas
Title: Assistant Secretary

cc:	Alan D. Schnitzer, Simpson Thacher & Bartlett LLP
Lisa Jacobs, Shearman & Sterling LLP